Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO 2023-2025 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

On 28 October 2022 (after trading hours), the Company entered into the 2023-2025 Finance and Lease Service Framework Agreement with CSA Leasing to renew the transactions under 2020- 2022 Finance and Lease Service Framework Agreement. Pursuant to the 2023-2025 Finance and Lease Service Framework Agreement, CSA Leasing agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, engines and the Aviation Related Equipment, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2023-2025 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

As at the date of this announcement, CSA Leasing is indirectly owned as to 50% by CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transaction under Chapter 14 of the Listing Rules.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2023-2025 Finance and Lease Service Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders as soon as possible as more time is required to prepare such circular.

BACKGROUND

On 28 October 2022 (after trading hours), the Company entered into the 2023-2025 Finance and Lease Service Framework Agreement with CSA Leasing to renew the transactions under the 2020-2022 Finance and Lease Service Framework Agreement. Pursuant to the 2023-2025 Finance and Lease Service Framework Agreement, CSA Leasing agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, engines and the Aviation Related Equipment, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2023-2025 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

2023-2025 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

(1)	General Terms

Date	:	28 October 2022

Lessor(s)	:	CSA Leasing and wholly-owned subsidiaries of CSA Leasing or wholly-owned project subsidiaries

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

Effective term	:	From 1 January 2023 to 31 December 2025

Effectiveness and conditions	:	The 2023-2025 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2023-2025 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

(2)	Finance Lease Transactions

The major terms of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:

The Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment comprises part of the aircraft, simulators and Aviation Related Equipment in the Company’s introduction plan from 1 January 2023 to 31 December 2025, subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements with aircraft manufacturing company in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

As for the simulators and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the simulators and the Aviation Related Equipment).

Rental fee/Interest rate	:

The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, simulators and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-capital-plus-interests (average instalment for all the principal and interests) standard, or such standard of measurement as otherwise agreed by the Company and CSA Leasing, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder, which enables the Lessee(s) to deduct value added tax.

Prerequisites	:	The Company may mandate the finance lease arrangements for the aircraft, the simulators and the Aviation Related Equipment to CSA Leasing depending on the following prerequisites:

(1)   the stable operation of CSA Leasing, and CSA Leasing’s qualification and ability in engaging in large-scale aircraft, simulators and Aviation Related Equipment finance lease transactions;

(2)   the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the finance lease proposal(s) of aircraft and simulators provided by CSA Leasing to the Company shall not be higher than (i) the comprehensive costs of the same type of transactions carried out by the Company during the relevant period, or (ii) the comprehensive costs provided by other independent third parties quotations (among which the quotation from independent third parties shall not be less than two). The comprehensive costs regarding the financing proposal(s) of the Aviation Related Equipment provided by CSA Leasing to the Company shall not be higher than the comprehensive costs of bank loans for the same type of equipment during the relevant period; and

(3)   the capability of the Lessor(s) to issue value added tax invoices for the entire principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax.

Handling fee	:	The respective handling fee for each of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment which is not more than 1% of the principal amount for each of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date.

Buy-back	:	During the lease period, the Lessor(s) have ownerships of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment. Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter. The Lessor(s) shall complete all relevant and necessary procedures in assigning the ownership in such Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment to the Lessee(s).

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Simulator and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2023-2025 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2023-2025 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10 years. Based on the common practice of the aviation industry, the lease period of the Leased Simulators under the separate Finance Lease Agreement(s) would be 10 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5-8 years.

In addition, as for the Leased Aircraft under the Finance Lease Transactions, the handling fee ratio of 1% is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the simulators have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Simulators under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1% is determined after taking into account the complexity of handling procedures based on handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item “Prerequisites”.

(3)	Operating Lease Transactions

The major terms of the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft (including new aircraft as well as middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement), engines and the Aviation Related Equipment in the Company’s introduction plan through operating lease from 1 January 2023 to 31 December 2025.

Rental fee	:

The rental fee will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, engines and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft, engines and the Aviation Related Equipment.

Prerequisites	:

The Company may mandate the operating lease arrangement for the aircraft, engines and the Aviation Related Equipment depending on the following prerequisites:

(1)   the aircraft and engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

(2)   the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) of the aircraft , the engines and the Aviation Related Equipment provided by CSA Leasing to the Company shall not be higher than (i) the comprehensive costs of the same type of transaction carried out by the Company during the relevant period, or (ii) the comprehensive costs provided by other independent third parties quotations (among which the quotation from independent third parties shall not be less than two). The comprehensive costs of the middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement and the spare engine to be leased by the Company through operating lease shall not be higher than (i) the comprehensive costs provided by other independent third parties operating lease proposal quotations, or (ii) the existing lease price of the same type of aircraft and engines of the Company (to be determined based on the lease price of aircraft of the same model and age and the lease price of engine of the same model in the domestic market, and adjusted by conditions and utilization rate of the aircraft and the engine). The rental fee will be determined after fair negotiation by CSA Leasing and the Company.

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft, engines and the Aviation Related Equipment and the Lessee(s) have the rights to use the aircraft, engines and the Aviation Related Equipment. Upon the expiry of the lease period, the Lessee(s) should return the aircraft, engines and the Aviation Related Equipment to the Lessor(s).

Implementation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft, engines and the Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2023-2025 Finance and Lease Service Framework Agreement.

In relation to the pricing policy, the Company will obtain and review (i) at least two proposals from independent third parties regarding the finance lease of the aircraft, simulators and Aviation Related Equipment to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties; and (ii) at least two proposals from independent third parties regarding operating lease of aircraft, engines and the Aviation Related Equipment and determine if the comprehensive costs provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties or, in the event that the two items above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, and the Company will also refer to the pricing policy as disclosed above under the item “Prerequisites”.

INFORMATION ABOUT THE PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSA Leasing and CSAH

CSA Leasing is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses. CSA Leasing is a company incorporated in the PRC with limited liability, and owned as to 25% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司), 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH, and 50% by Beijing Chengtong Financial Holding Investment Company Limited (北京誠通金控投資有限公司) as at the date of this announcement. CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding. The ultimate beneficial owner of Beijing Chengtong Financial Holding Investment Company Limited is the State Council, the principal business activity is project investment and asset management business.

HISTORICAL TRANSACTION AMOUNTS AND PROPOSED ANNUAL CAPS

(1)	Finance Lease Transactions

Historical Transaction Amounts

The Company has conducted transactions in relation to finance leasing with CSA Leasing in 2020, 2021 and 2022, namely the 2020-2022 Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement. The proposed total rental fee (including principal and interest) and handling fee under the 2020-2022 Finance Lease Transactions for the three years ending 31 December 2022 was US$5,140 million (or the equivalent amount in RMB), US$5,039 million (or the equivalent amount in RMB) and US$4,434 million (or the equivalent amount in RMB). Pursuant to IFRS 16, the 2020-2022 Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual cap for the 2020-2022 Finance Lease Transactions for the three years ending 31 December 2022 was approximately US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively. The total rental fee (including principal and interests) and handling fee payable under the 2020-2022 Finance Lease Transactions for the year ended 31 December 2020, for the year ended 31 December 2021 and for the nine months ended 30 September 2022 was US$1,109 million (or the equivalent amount in RMB), US$326 million (or the equivalent amount in RMB) and US$206 million (or the equivalent amount in RMB), respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were (i) due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, leading to a significant decrease in the number of aircraft actually introduced by the Company in 2020-2022 than expected; (ii) the Company will use the proceeds from the 2020 non-public issuance of shares and public issuance of convertible bonds to purchase aircraft and reduce the number of aircraft to be introduced by the Company through finance lease.

Proposed Annual Caps

As for the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement, the total fee payable is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable under each Finance Lease Agreement for the entire lease period for each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment.

In arriving the proposed total rental fee (including principal and interest) payable under the Finance Lease Transactions, (i) considering the purchase price of aircraft of the same model and same age as the Leased Aircraft in the domestic market, (ii) considering the lease period for each of the Leased Aircraft would be 10 years, the lease period for each of the Leased Simulators would be 10 years and the lease period for each of the Leased Aviation Related Equipment would be 5-8 years as disclosed above, the Company adopted the prevailing benchmark interest rate of 4.45%, which is the benchmark interest rate for RMB loan for over five years set by the PBOC (the “PBOC Benchmark Rate”) on 20 July 2022 for the calculation.

When the Company entering into the separate Finance Lease Agreement for each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rate. During the term of the Finance Lease Agreement(s), if the PBOC Benchmark Rate is adjusted by the People’s Bank of China, the interest rate for the Finance Lease Transactions shall be adjusted accordingly in the same direction. Based on the previous proposals received by the Company from the independent third parties, the interest rate usually would not be higher than the relevant PBOC Benchmark Rate.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rate in arriving the proposed total interest payable under the Finance Lease Transactions, after considering that the PBOC Benchmark Rate is commonly adopted in finance lease transactions in the PRC, especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Finance Lease Transactions, the Company may choose to reduce the transaction volume with CSA Leasing (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025; and (ii) the maximum aggregate transaction amount of the finance lease of the simulators and the Aviation Related Equipment shall not exceed total amount of the simulators and the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2023 to 2025, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Total rental fee (including principal and interest)	4,100 (or the equivalent amount in RMB)	4,100 (or the equivalent amount in RMB)	3,600 (or the equivalent amountin RMB)

handling fee	33.27(or the equivalent amount in RMB)	32.98(or the equivalent amount in RMB)	28.68(or the equivalent amountin RMB)

Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly- owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2023-2025 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual caps for the Finance Lease Transactions for the year ending 31

December 2023, 2024 and 2025 under the 2023-2025 Finance and Lease Service Framework Agreement are approximately US$3,361 million (or the equivalent amount in RMB), US$3,331 million (or the equivalent amount in RMB) and US$2,896 million (or the equivalent amount in RMB), respectively. The proposed caps are set on the total value of right-of-use assets relating to the Finance Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and the handling fee for the newly added Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation was 4.45%, which are equivalent to the current PBOC Benchmark Rate with reference to the corresponding lease periods.

(2)	Operating Lease Transactions

Historical Transaction Amounts

The Company has conducted transactions in relation to operating leasing with CSA Leasing in 2020, 2021 and 2022, namely the 2020-2022 Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement. The proposed maximum annual rental fee under the 2020-2022 Operating Lease Transactions for the three years ending 31 December 2022 was US$135 million (or the equivalent amount in RMB), US$255 million (or the equivalent amount in RMB) and US$368 million (or the equivalent amount in RMB), respectively, and the proposed maximum total rental fee under the 2020-2022 Operating Lease Transactions for the three years ending 31 December 2022 was US$1,385 million (or the equivalent amount in RMB), US$1,213 million (or the equivalent amount in RMB) and US$1,201 million (or the equivalent amount in RMB), respectively. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual cap for 2020-2022 Operating Lease Transactions for the three years ending 31 December 2022 was US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively. The total rental fee payable under the 2020-2022 Operating Lease Transactions for the year ended 31 December 2020, for the year ended 31 December 2021, and for the nine months ended 30 September 2022 was US$14 million (or the equivalent amount in RMB), US$79 million (or the equivalent amount in RMB) and US$172 million (or the equivalent amount in RMB), respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, leading to a significant decrease in the number of aircraft actually introduced by the Company in 2020-2022 than expected.

Proposed Annual Caps

In arriving the proposed annual rental fee and total rental fee payable under the Operating Lease Transactions, the Company considered the aircraft, engines and Aviation Related Equipment planned to be introduced by operating lease based on the Company’s introduction plan for 2023 to 2025 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. Specifically, the Company considered the conditions and utilisation of individual aircraft and (i) the lease period for the new aircraft being 12 years and a lease rate factor of 0.90%-1.12%; and (ii) the lease period for the middle-aged and old aircraft being 3 years and a lease rate factor of 2.5%-2.55%. For engines, the Company made reference to the available market data on current lease rates generally adopted in the aviation industry for engines of different models and age, considering the condition and utilisation of individual engines, and the lease period being 5 years for new engines and 2 to 3 years for old engines. For Aviation Related Equipment, the Company has taken into account the market conditions and adopted a lease rate factor of 1.5%.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025; and (ii) the maximum aggregate transaction amount of the operating lease of the engines and the Aviation Related Equipment shall not exceed total amount of the engines and the Aviation Related Equipment planned to be introduced under the Company’s introduction plan from 2023 to 2025, the proposed maximum annual rental fee and total rental fee under the Operating Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025

Annual rental fee (Note 1)	197 (or the equivalent amount in RMB)	356 (or the equivalent amount in RMB)	486 (or the equivalent amount in RMB)

Total rental fee (Note 2)	1,524 (or the equivalent amount in RMB)	1,436 (or the equivalent amount in RMB)	1,119 (or the equivalent amount in RMB)

Notes:

1.

The annual rental fee refers to the rental actually payable by the Company to CSA Leasing each year, including the 12-month rental for existing aircraft and engines and newly added aircraft and engines in that year.

2.

The total rental fee refers to the total rental for newly added aircraft, engines and Aviation Related Equipment with a full lease term of 2 years to 12 years leased by the Company from CSA Leasing by way of operating lease each year.

Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2023-2025 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual caps for the Operating Lease Transactions for the year ending 31 December 2023, 2024 and 2025 under the 2023-2025 Finance and Lease Service Framework Agreement are approximately US$1,262 million (or the equivalent amount in RMB), US$1,174 million (or the equivalent amount in RMB) and US$916 million (or the equivalent amount in RMB), respectively. The proposed caps are set on the total value of right-of-use assets relating to Operating Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee as disclosed in the table above for the newly added aircraft, engines and Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation is 4.45% which is equivalent to the benchmark interest rate for RMB loan set by the PBOC with reference to the corresponding lease periods.

REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Entering into the 2023-2025 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, the simulators and the Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, the simulators and the Aviation Related Equipment would provide more flexibility than those being purchased directly by the Group and have less impact on the working capital of the Group. The operating lease of aircraft, engines and the Aviation Related Equipment would also provide the flexibility for the Group on the arrangement of its fleet.

As for the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. Through adopting the finance lease arrangement provided by CSA Leasing under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated as follows:

Units: US$ in millions

Transaction period	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
The maximum savable financing costs under the Finance Lease Transactions	59 (or the equivalent amount in RMB)	58 (or the equivalent amount in RMB)	50 (or the equivalent amount in RMB)

Under the 2020-2022 Finance and Lease Service Framework Agreement, the Group introduced 22 aircraft by adopting the finance lease arrangement provided by CSA Leasing and 5 aircraft by adopting the operating lease arrangement provided by CSA Leasing in the year ended 31 December 2021. Further, the Group expects to further introduce a total of 43 aircraft for the year ending 31 December 2022 under the 2020-2022 Finance and Leasing Services Framework Agreement by adopting the finance lease arrangement provided by CSA Leasing.

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors whose view will be expressed in the circular) are of the view that the Proposed Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As at the date of this announcement, CSA Leasing is indirectly owned as to 50% by CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transaction under Chapter 14 of the Listing Rules.

According to the listing rules of the Shanghai Stock Exchange, the Proposed Transactions under 2023-2025 Finance and Lease Service Framework Agreement will be subject to the Shareholders’ approval, therefore the 2023-2025 Finance and Lease Service Framework Agreement will be submitted to the EGM for obtaining the approval from the Shareholders.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Transactions. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Proposed Transactions under the 2023-2025 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder. The independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Transactions under the 2023-2025 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder.

CSAH and its associates, who were directly and indirectly holding an aggregate of 11,249,733,544 Shares (representing approximately 64.96% of the issued share capital of the Company) as at the date of this announcement, will abstain from voting on the ordinary resolutions approving the Proposed Transactions at the EGM to be convened for the purpose of approving, among others, the 2023-2025 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2023-2025 Finance and Lease Service Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders as soon as possible as more time is required to prepare such circular.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“2020-2022 Finance and Lease Service Framework Agreement”	the 2020-2022 finance and lease service framework agreement entered into between the Company and CSA Leasing on 10 October 2019, pursuant to which CSA Leasing agreed to (i) provide finance leasing to the Company in relation to certain aircraft, simulators, engines, aviation materials and special equipment; and (ii) provide operating lease to the Company in relation to certain aircraft，helicopters and engines for the period from 1 January 2020 to 31 December 2022 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“2020-2022 Finance Lease Transactions”	the finance lease of the aircraft, simulators, engines, aviation materials and special equipment pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“2020-2022 Operating Lease Transactions”	the operating lease of the aircraft, helicopters and engines pursuant to the 2020— 2022 Finance and Lease Service Framework Agreement

“2023-2025 Finance and Lease Service Framework Agreement”	the 2023-2025 finance and lease service framework agreement entered into between the Company and CSA Leasing on 28 October 2022, pursuant to which CSA Leasing agreed to (i) provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment; and (ii) provide operating lease service to the Company in relation to certain aircraft, engines and Aviation Related Equipment for the period from 1 January 2023 to 31 December 2025 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Aviation Related Equipment”	the special equipment (including special vehicles, warehousing, the equipment for transport handling, security check and security systems, communication navigation, flight training, maintenance and testing, kitchen equipment, process equipment and aviation materials, etc.)

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSA Leasing”	China Southern Air Leasing Company Limited* (南航國際融資租 賃有限公司), a company incorporated in the PRC with limited liability, and owned as to 25% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司), 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH, and 50% by Beijing Chengtong Financial Holding Investment Company Limited (北京誠通金控投資有限公司) as at the date of this announcement

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment to the Company pursuant to the respective Finance Lease Agreement

“Directors”	the directors of the Company

“EGM”	the first extraordinary general meeting of 2022 of the Company to be convened and held for the purpose of, among other things, the 2023-2025 Finance and Lease Service Framework Agreement

“Finance Lease Agreements”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment to be entered into by the Company pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“Group”	the Company and its existing subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

“IFRS”	the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, set out the principles for the recognition, measurement, presentation and disclosure of leases

“Independent Board Committee”	the independent committee of the Board, the members of which consists of the independent non-executive Directors, established for the purpose of considering the transactions under the 2023-2025 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder, and to advise the Independent Shareholders on the same

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Leased Aircraft”	the aircraft planned to be introduced by the Company during the period from 1 January 2023 to 31 December 2025, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Aviation Related Equipment”	the Aviation Related Equipment planned to be introduced by the Company during the period from 1 January 2023 to 31 December 2025, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Simulators”	the simulators planned to be introduced by the Company during the period from 1 January 2023 to 31 December 2025, and to be entered into the finance lease in respect of the Proposed Transactions

“Lessee(s)”	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

“Lessor(s)”	CSA Leasing and wholly-owned subsidiaries of CSA Leasing or wholly-owned project subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Agreements”	the individual operating lease agreements in relation to the operating lease of certain aircraft, engines and Aviation Related Equipment to be entered into by the Company pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“Operating Lease Transactions”	the operating lease of the certain aircraft, engines and Aviation Related Equipment pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Proposed Transactions”	collectively, the Finance Lease Transactions and Operating Lease Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars, the lawful currency of the United States of America

*	For identification purpose only

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 October 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive Directors.